Exhibit 99.2

VESSEL MANAGEMENT AGREEMENT

5100 TEU Vessels

Dated as of the 18th day of May, 2007.

Among

SEASPAN CORPORATION

SEASPAN MANAGEMENT SERVICES LIMITED

SEASPAN ADVISORY SERVICES LIMITED

SEASPAN SHIP MANAGEMENT LTD. and

SEASPAN CREW MANAGEMENT LTD.

TABLE OF CONTENTS

1. DEFINITIONS AND INTERPRETATION		2

1.1	Certain Definitions	2
1.2	Construction	6
1.3	Headings	6

2. ENGAGEMENT OF MANAGER		7

2.1	Engagement	7
2.2	Powers and Duties of the Manager	7
2.3	Ability to Subcontract	7
2.4	Outside Activities	8
2.5	Exclusive Appointment	8
2.6	Authority of the Parties	8
2.7	Inspection of Books and Records	8
2.8	Changes to Vessels subject to this Agreement	8
2.9	Manager’s Personnel	9

3. TECHNICAL SERVICES		9

3.1	Technical Vessel Management Services	9
3.2	Commercial Management Services	11
3.3	Crew Management Services	11
3.4	Insurance	12
3.5	Dry-Docking, Repairs and Improvements	13
3.6	Regulatory Compliance Services	14

4. PRE-DELIVERY SERVICES		14

4.1	Pre-delivery Services	14
4.2	Pre-delivery Purchases and Expenses	15
4.3	Estimates and Consultation	15

5. COMPENSATION		15

5.1	Initial Technical Services Fee	15
5.2	Adjustment to Initial Technical Services Fee	16
5.3	Technical Services Fees for New Vessels	16
5.4	Dispute Resolution of Technical Services Fee	16
5.5	Incentive Shares	17
5.6	Reimbursement for Expenses for Pre-delivery Services	17
5.7	Invoicing	17
5.8	Dispute of Invoice	18
5.9	Direction to Pay	18
5.10	Payments from Operating Account of Company	18

6. LIABILITY OF THE MANAGER; INDEMNIFICATION		18

6.1	Liability of the Manager	18
6.2	Extraordinary Costs and Capital Expenditures	19

6.3	Manager Indemnification	19
6.4	Company Indemnification	20
6.5	Limitation Regarding Crew	20

7. TERM AND TERMINATION		20

7.1	Initial Term	20
7.2	Renewal Term	20
7.3	Termination for Breach	20
7.4	Other Termination	21
7.5	Effects of Termination, Expiry or Cessation of Management	21
7.6	Nature of the Agency	22

8. DISPUTE RESOLUTION		22

8.1	Notice of Dispute	22
8.2	Mediation	23

9. GENERAL		23

9.1	Assignment	23
9.2	Force Majeure	23
9.3	Confidentiality	24
9.4	Notices	24
9.5	Third Party Rights	25
9.6	No Partnership	25
9.7	Severability	25
9.8	Governing Law and Jurisdiction	25
9.9	Binding Effect	26
9.10	Amendment and Waivers	26
9.11	Entire Agreement	26
9.12	Waiver	26
9.13	Counterparts	26

ii

VESSEL MANAGEMENT AGREEMENT

THIS VESSEL MANAGEMENT AGREEMENT is dated as of the 18th day of May, 2007.

AMONG:

SEASPAN CORPORATION, a corporation formed under the laws of the Marshall Islands, having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands, MH96960
AND

SEASPAN MANAGEMENT SERVICES LIMITED, a company formed under the laws of Bermuda, having its registered office at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda
AND

SEASPAN ADVISORY SERVICES LIMITED, a company formed under the laws of Bermuda, having its registered office at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda
AND

SEASPAN SHIP MANAGEMENT LTD., a company formed under the laws of British Columbia, having an office at 2600 - 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4
AND

SEASPAN CREW MANAGEMENT LTD., a company formed under the laws of the Bahamas, having its registered office at Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box N-3247, Nassau, Bahamas

RECITALS:

WHEREAS:

A. the Company has already engaged the Manager to manage and operate the business and affairs of the Company pursuant to a management agreement dated August 8, 2005, as amended (the “IPO Management Agreement”); and

B. the Company has acquired the Vessels (as defined herein) and has engaged the Manager to provide certain vessel management services for the Vessels, and the parties wish to formalize such engagement as set out in this vessel management agreement.

NOW, THEREFORE, in consideration of the mutual covenants and premises of the Parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each Party), the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Certain Definitions

In this Agreement, including the recitals hereto, unless the context requires otherwise, the following terms shall have the respective meanings set forth below:

“Accounting Referee” has the meaning ascribed to such term in Section 5.8.

“Adjusted Technical Services Fee” has the meaning ascribed to such term in Section 5.2.

“Advisor” means Seaspan Advisory Services Limited or any successor thereof permitted in accordance with this Agreement.

“Affiliates” means, with respect to any Person as at any particular date, any other Persons that directly or indirectly, through one or more intermediaries, Controls, are Controlled by, or are under common Control with the Person in question, and Affiliate means any one of them.

“Agreement” means this vessel management agreement as the same may be amended from time to time.

“Applicable Laws” means, in respect of any Person, property, transaction or event, all laws, including, without limitation, the Exchange Act and the rules and regulations of the United States Securities and Exchange Commission, all statutes, ordinances, regulations, municipal by-laws, treaties, judgments and decrees applicable to that Person, property, transaction or event, all applicable official directives, rules, consents, approvals, authorizations, guidelines, orders, codes of practice and policies of any Governmental Authority having authority over that Person, property, transaction or event and having the force of law, and all general principles of common law and equity.

“Books and Records” means all books of account and records, including tax records, sales and purchase records, vessel records, computer software, formulae, business reports, plans and projections and all other documents, files, correspondence and other information of the Company with respect to the Vessels (whether or not in written, printed, electronic or computer printout form).

“Business Day” means a day other than a Saturday, Sunday or statutory holiday on which the banks in the Marshall Islands, Bermuda, Hong Kong or Vancouver, British Columbia are required to close.

“Charter” means a charter party agreement with the Company that relates to any of the Vessels, and “Charters” means all such charter party agreements.

“Charterer” means Mitsui O.S.K. Lines Ltd. and such other Persons that have entered into, or assumed the obligations under by novation or otherwise, a Charter with the Company.

“Commercial Services” has the meaning ascribed to such term in Section 3.2.

“Company” means Seaspan Corporation and any successor company permitted under this Agreement.

“Company Breach” has the meaning ascribed to such term in Section 7.3(b).

“Company Group” means the Company and its Subsidiaries.

“Company Group Member” means any member of the Company Group.

“Company Indemnified Persons” has the meaning ascribed to it in Section 6.4;

“Containerships” means ocean-going vessels that are intended to be used primarily to transport containers or are being used primarily to transport containers, and “Containership” means any such vessel.

“Control” or “Controlled” means, with respect to any Person, the right to elect or appoint, directly or indirectly, a majority of the directors of such Person or a majority of the Persons who have the right, including any contractual right, to manage and direct the business, affairs and operations of such Person, or the possession of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of Voting Securities, by contract, or otherwise.

“Credit Facilities” means the credit facility agreement dated October 16, 2006, between, among others, the Company and Sumitomo Mitsui Banking Corporation, as facility agent, as amended, supplemented or restated and any other credit facility or other financing facility in respect of the Vessels, including any replacement facilities or junior priority facilities.

“Crew” means the master, officers, employees, ratings and other crew members of a Vessel.

“Crew Employment and Support Expenses” means all Employment Expenses of the Crew and all expenses of a general nature which are not particularly referable to any individual member of the Crew or individual Vessel which are incurred for the purpose of providing Crew Management Services and, without prejudice to the generality of the foregoing, shall include the cost of crew standby pay, training schemes for officers and ratings, cadet training schemes, study pay, recruitment and interviews.

“Crew Insurances” means insurances against crew risks which shall include but not be limited to death, sickness, repatriation, injury, shipwreck unemployment indemnity and loss of personal effects.

“Crew Manager” means Seaspan Crew Management Ltd. or any successor thereof permitted in accordance with this Agreement.

“Crew Management Services” has the meaning ascribed to such term in Section 3.3.

“Designated Representative” and “Designated Representatives” each have the meaning ascribed to such terms in Section 8.1.

“Dispute” has the meaning ascribed to such term in Section 8.1.

“Dry-docking Allocation” has the meaning ascribed to such term in Section 3.5(a).

“Employment Expenses” means all costs, expenses, debts, liabilities and obligations related to or incurred in respect of employment, including salaries, fees, wages, incentive pay, gratuities, bonuses, vacation pay, holiday pay, other paid leave, overtime, standby pay, sick pay, workers’ compensation legislation contributions or costs, benefits and related costs, statutory contributions and remittances, pension plan contributions and costs, recruitment costs, Severance Costs, payroll and accounting costs, training and education costs, discounts, meals, accommodation, associated legal costs arising from disputes, administrative costs, travel costs, perquisites, relocation expenses and uniform expenses.

“Fair Market Fee” has the meaning ascribed to such term in Section 5.4.

“Force Majeure Event” has the meaning ascribed to such term in Section 9.2.

“Governmental Authority” means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, any multinational or supranational organization, any government agency, including, without limitation, the SEC, any tribunal, labour relations board, commission or stock exchange, including, without limitation, the New York Stock Exchange, and any other authority or organization exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.

“Initial Term” means the initial term of this Agreement as set out in Section 7.1.

“Initial Technical Services Fee” has the meaning ascribed to such term in Section 5.1.

“Insurances” has the meaning ascribed to such term in Section 3.4.

“IPO Management Agreement” has the meaning ascribed to it in the recitals to this Agreement.

“Legal Action” means any action, claim, complaint, demand, suit, judgment, investigation or proceeding, pending or threatened, by any Person or before any Governmental Authority.

“Losses” means losses, expenses, costs, liabilities and damages, excluding lost profits and consequential damages, but including interest charges, penalties, fines and monetary sanctions.

“Management Services” means, collectively, the Technical Services and Pre-delivery Services.

“Manager” means Seaspan Management Services Limited or any successor thereof permitted in accordance with this Agreement.

“Manager Breach” has the meaning ascribed to such term in Section 7.3(a).

“Manager Entities” means the Manager, the Ship Manager, the Crew Manager and the Advisor, and “Manager Entity” means any one of them.

“Manager Indemnified Persons” has the meaning ascribed to such term in Section 6.3.

“Manager Misconduct” has the meaning ascribed to it in Section 6.1(a).

“Manager’s Personnel” means all individuals that are employed by or have entered into consulting arrangements with any Manager Entity or any subcontractor under Section 2.3, other than the Crew.

“Mediator’s Report” has the meaning ascribed to such term in Section 8.2.

“New Build” means a Vessel under construction pursuant to a ship building contract between the Company and Hyundai Heavy Industries Co. Ltd.

“Parties” means the Company, the Manager, the Ship Manager, the Crew Manager and the Advisor, and “Party” means any one of them.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, trust or trustee, unincorporated organization, association, government, government agency or political subdivision thereof, or other entity.

“Pre-delivery Services” has the meaning ascribed to such term in Section 4.1

“Pre-delivery Purchases and Expenses” has the meaning ascribed to such term in Section 4.2.

“Renewal Term” means any renewal term of this Agreement referred to in Section 7.2.

“Severance Costs” means the termination or severance liabilities, costs and expenses which employers are legally obliged to provide or pay to or in respect of their employees, or the compensation or damages owed in lieu of such liabilities, costs and expenses, as a result of the termination of any employment.

“Ship Manager” means Seaspan Ship Management Ltd. or any successor thereof permitted in accordance with this Agreement.

“Stores and Equipment” means the stores, spares, lubricating oil, supplies and equipment that customarily are considered part of a Containership for which a buyer would ordinarily reimburse a seller on the sale of such Containership and does not include consumables that are not of incremental value to the Containership.

“Subsidiaries” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more corporations Controlled by such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a corporation Controlled by such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, one or more corporations Controlled by such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more corporations Controlled by such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Technical Services” means the Technical Vessel Management Services, the Commercial Services, the Crew Management Services, the procurement of insurance as described in Section 3.4, the dry-docking and repair services described in Section 3.5 and the regulatory compliance services described in Section 3.6.

“Technical Services Fee” means the Initial Technical Services Fee or Adjusted Technical Services Fee, as applicable.

“Technical Vessel Management Services” has the meaning ascribed to such term in Section 3.1.

“Term” means the Initial Term and any Renewal Term, in each case subject to any early termination of this Agreement as permitted herein.

“Vessels” means the vessels owned, under construction or to be acquired by the Company or any of its Subsidiaries from time to time as set out in Schedule A, as the same may be amended from time to time in accordance with Section 2.8, and “Vessel” means any one of them.

1.2	Construction

In this Agreement, unless the context requires otherwise:

(a)	references to laws and regulations refer to such laws and regulations as they may be amended from time to time, and references to particular provisions of a law or regulation include any corresponding provisions of any succeeding law or regulation;

(b)	references to money refer to legal currency of the United States of America;

(c)	the word “including” when following any general term or statement shall not be construed as limiting the general term or statement to the specific matter immediately following the word “including” or to similar matters, and the general term or statement shall be construed as referring to all matters that reasonably could fall within the broadest possible scope of the general term or statement;

(d)	words importing the singular include the plural and vice versa, and words importing gender include all genders; and

(e)	a reference to an “approval”, “authorization”, “consent”, “notice” or “agreement” means an approval, authorization, consent, notice or agreement, as the case may be, in writing.

1.3	Headings

All article or section headings in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any of the provisions hereof.

2.	ENGAGEMENT OF MANAGER

2.1	Engagement

The Company hereby engages the Manager to provide the services specified herein and to manage each Vessel for and on behalf of the relevant Company Group Member, and the Manager hereby accepts such engagement, all in accordance with the terms of this Agreement. The Company and the Manager each acknowledge that to the extent set out in this Agreement, the Manager is acting solely on behalf of, as agent of and for the account of, the Company. The Manager may advise Persons with whom it deals on behalf of the Company that it is conducting such business for and on behalf of the Company.

2.2	Powers and Duties of the Manager

The Manager has the power and authority to take such actions on its own behalf or on behalf of the relevant Company Group Member as it from time to time considers necessary or appropriate to enable it to perform its obligations under this Agreement, subject to the customary oversight and supervision of the Company and its board of directors. The Manager shall use its reasonable best efforts to provide the Management Services and perform the Technical Services to be provided hereunder in accordance with customary ship management practice and with the care, diligence and skill that a prudent manager of vessels such as the Vessels would possess and exercise, except that the Manager in the performance of its management responsibilities under this Agreement may have regard to its overall responsibility in relation to all vessels as may from time to time be entrusted to its management and in particular, but without prejudice to the generality of the foregoing, the Manager may allocate available supplies, manpower and services in such manner as in the prevailing circumstances the Manager, acting reasonably, considers to be fair and reasonable.

2.3	Ability to Subcontract

The Manager may subcontract any of its duties and obligations hereunder to any of its Affiliates without the consent of the Company and may subcontract certain of its duties and obligations to Persons that are not Affiliates with the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. In the event of any subcontract by the Manager, the Manager shall promptly notify the Company thereof and shall remain fully liable for the due performance of its obligations under this Agreement. The Ship Manager, Advisor and Crew Manager may subcontract any of their obligations under any subcontract of the Management Agreement to any Affiliate of the Manager without the consent of the Company. In the event of any subcontract by the Ship Manager, Advisor or Crew Manager, the Ship Manager, Advisor or Crew Manager, as the case may be, shall promptly notify the Company thereof and the Manager shall remain fully liable for the due performance of its obligations under this Agreement.

The Company acknowledges the Manager shall engage (a) the Ship Manager to provide all or certain of the Technical Services to the Company pursuant to a subcontract of the relevant provisions of this Agreement; (b) the Crew Manager to provide all or certain of the Crew Management Services pursuant to a subcontract of the relevant provisions of this Agreement; and (c) the Advisor to perform all of the Pre-delivery Services pursuant to a subcontract of the relevant provisions of this Agreement; and the Ship Manager, Crew Manager and Advisor hereby accept such engagement providing that the Manager give the notice referred to in Section 5.9 of this Agreement. Notwithstanding the above, the Manager shall be responsible for all costs and expenses related to any subcontracting of the Technical Services, and the Technical Services Fee shall not be adjusted therefor.

2.4	Outside Activities

The Company acknowledges that the Manager and its Affiliates may have business interests and engage in business activities in addition to those relating to the Company, for its own account and for the accounts of others. Subject to the provisions of the omnibus agreement dated August 8, 2005 between, among others, the Company and the Manager, the Manager and its Affiliates may undertake activities that may compete with the Company.

2.5	Exclusive Appointment

The Company acknowledges that the appointment of the Manager hereunder is an exclusive appointment for the Term. The Company shall not appoint other managers with respect to the Vessels or the Containership business during the Term, except in circumstances in which it is necessary to do so in order to comply with Applicable Laws or as otherwise agreed by the Manager in writing. This Section 2.5 does not prohibit the Company from having its own employees perform the Management Services.

2.6	Authority of the Parties

Each Party represents to the others that it is duly authorized with full power and authority to execute, deliver and perform this Agreement. The Company represents that the engagement of the Manager has been duly authorized by the Company and is in accordance with all governing documents of the Company.

2.7	Inspection of Books and Records

At all reasonable times and on reasonable notice, any person authorized by the Company may inspect, examine, copy and audit the Books and Records of the Company kept pursuant to this Agreement.

2.8	Changes to Vessels subject to this Agreement

With the prior approval of the Manager and subject to Section 5.3, the Company may engage the Manager to provide the services contemplated by this Agreement for other Containerships that are to be financed under the Credit Facilities. The Company, with reasonable notice to the Manager, may remove a Vessel from the engagement under this Agreement, provided that the Manager is being engaged to manage such Vessel under a separate agreement with the Company. Unless the parties otherwise agree, a Vessel shall automatically be removed from engagement under this Agreement upon a sale or total loss of such Vessel. Upon any addition of a Containership to this engagement or any removal of a Vessel from this engagement, the parties shall amend Schedule A as required.

2.9	Manager’s Personnel

The Manager shall provide the Management Services hereunder through the Manager’s Personnel and the Crew. The relevant Manager Entity shall be responsible for all aspects of the employment or other relationship of such Manager’s Personnel and Crew as required in order for the Manager to perform its obligations hereunder, including recruitment, training, staffing levels, compensation and benefits, supervision, discipline and discharge, and other terms and conditions of employment or contract. However, the Manager shall remain directly responsible and liable to the Company to carry out all of its obligations under this Agreement, whether performed directly or subcontracted to the Ship Manager, Crew Manager, Advisor or any other Person, and the Manager (and not the Company) shall be responsible for the compensation and reimbursement of all such entities at its own cost to the extent such services are encompassed in the Technical Services. Although such Manager’s Personnel will at all times remain employees of the relevant Manager Entity, the Company shall reimburse the Manager, in accordance with Section 5.6, for that portion of the Employment Expenses of the Manager’s Personnel attributable to the provision of Pre-delivery Services provided pursuant to this Agreement. Subject to Section 5.9, the Manager shall in turn reimburse the relevant Manager Entity as required.

3.	TECHNICAL SERVICES

Subject to Section 6.2, in exchange for the Technical Services Fee, the Manager shall provide to the Company the Technical Services in this Section 3 at the Manager’s own cost.

3.1	Technical Vessel Management Services

Commencing with the acquisition of each Vessel by any Company Group Member, the Manager shall provide all usual and customary technical vessel management services with respect to the operation of that Vessel, including but not limited to:

(a)	supervising the day-to-day operation, maintenance, safety and general efficiency of the Vessel to ensure the seaworthiness and maintenance condition of the Vessel;

(b)	arranging for, supervising and paying for general and routine repairs, alterations and maintenance of the Vessel, and the Manager shall provide the Company with a description of such repairs, alterations and maintenance normally included in the operating expense budget for each Vessel, which list will be subject to the acknowledgment and consent of the Company;

(c)	purchasing the necessary stores, spares, lubricating oil, supplies and equipment (other than such equipment as is covered by Section 6.2(c)), and the Manager shall provide the Company with a description of such stores, spares, lubricating oil, supplies and equipment normally included in the operating expense budget for each Vessel, which list will be subject to the acknowledgment and consent of the Company;

(d)	appointing such surveyors, supervisors, technical consultants and other support for the Vessel on behalf of the Company as the Manager may consider from time to time to be necessary;

(e)	providing technical and shore-side support for the Vessel and attending to all other technical matters necessary for the operation of the Vessel;

(f)	handling of each Vessel while in ports or transiting canals either directly or by use of vessel agents, unless otherwise handled by the Charterer;

(g)	procuring and arranging for port entrance and clearance, pilots, vessel agents, consular approvals, and other services necessary or desirable for the management and safe operation of each Vessel, unless otherwise procured or arranged by the Charterer;

(h)	preparing, issuing or causing to be issued to shippers the customary freight contract, cargo receipts and/or bills of lading unless normally prepared, issued or arranged for by the Charterer;

(i)	performing all usual and customary duties concerned with the loading and discharging of cargoes at all ports unless normally performed by the Charterer;

(j)	arranging for the prompt dispatch of each Vessel from loading and discharging ports in accordance with the Charterer’s instructions and for transit through canals;

(k)	arranging for employment of counsel and the investigation, follow-up and negotiating of the settlement of all claims arising in connection with the operation of each Vessel;

(l)	paying all ordinary charges incurred in connection with the management of each Vessel, including, but not limited to, all canal tolls, port charges, any amounts due to any Governmental Authority with respect to the Crew and all duties and taxes in respect of cargo or freight (whether levied against the Vessel or the Company) unless otherwise paid by the Charterer;

(m)	in such form and on such terms as may be requested by the Company, the prompt reporting to the Company of each Vessel’s movement, position at sea, arrival and departure dates, major casualties and damages received or caused by each Vessel;

(n)	informing the Company promptly of any major release or discharge of oil or other hazardous material not in compliance with Applicable Laws;

(o)	if the Company requests, providing the Company with a copy of any vessel inspection reports, valuations, surveys, insurance claims and other similar reports prepared by ship brokers, valuators, surveyors, classification societies and insurers; and

(p)	arranging and paying for any and all material licenses, permits, franchises, registrations and similar authorizations of any Governmental Authority which are necessary and used in the operation of the Vessels;

(which together comprise the “Technical Vessel Management Services”).

3.2	Commercial Management Services

Commencing with the acquisition of each Vessel by any Company Group Member, the Manager shall administer the Charters and monitor payment to any Company Group Member or its nominee of all hire, freight revenues or other moneys to which the Company may be entitled arising out of the Charter or other employment of that Vessel (the “Commercial Services”).

3.3	Crew Management Services

Commencing with or, to the extent reasonably necessary for the provision of the Crew Management Services in an efficient manner, prior to the acquisition of each Vessel by any Company Group Member, the Manager shall provide all usual and customary crew management services in respect of that Vessel and shall manage all aspects of the employment of the Crew, including but not limited to:

(a)	procuring, supervising and managing suitably qualified Crew, which in the opinion of the Manager is required for the Vessel, in accordance with the International Convention on Standards of Training, Certification and Watchkeeping to Seafarers, 1978, as amended in 1995 or any subsequent amendment thereto;

(b)	recruiting, selecting, hiring and engaging the Vessel’s Crew, arranging and paying, at its own expense, all compensation and administering payroll arrangements, pensions and other benefits and insurance for the Crew (including processing all claims);

(c)	ensuring that the Applicable Laws of the flag of the Vessel and all places where the Vessel trades are satisfied in respect of manning levels, rank, qualification and certification of the Crew and employment regulations, including statutory withholding tax requirements and social insurance requirements;

(d)	ensuring that all members of the Crew have passed a medical examination with a qualified doctor certifying that they are fit for the duties for which they are engaged and are in possession of valid medical certificates issued in accordance with appropriate flag state requirements and, in the absence of applicable flag state requirements, the medical certificate shall be dated not more than three months prior to the respective Crew members leaving their country of domicile and shall be maintained for the duration of their service on board the Vessel;

(e)	ensuring that the Crew have command of the English language at a sufficient standard to enable them to perform their duties effectively and safely;

(f)	arranging for all transportation (including repatriation), board and lodging for the Crew as and when required at rates and types of accommodations as customary in the industry;

(g)	attending to and supervising the training, discipline, discharge and other terms and conditions of employment of the Crew;

(h)	conducting all union negotiations for and on behalf of the Company pursuant to Section 4.5(c) of the IPO Management Agreement;

(i)	administering the Company’s and the Manager’s drug and alcohol policy in respect of the Crew;

(j)	ensuring that any concerns of the Charterer with respect to the master or any of the officers or other Crew are appropriately investigated in a timely manner, communicating the results of such investigations to the Charterer and the Company and, if such concerns are well-founded, ensuring that any appropriate remedial actions are taken without delay;

(k)	keeping and maintaining full and complete records of any labour agreements which may be entered into with the Crew and reporting to the Company reasonably promptly after notice or knowledge thereof is received of any change or proposed change in labour agreements or other regulations relating to the Crew;

(l)	negotiating the settlement of all wages with the Crew during the course of and upon termination of their employment;

(m)	handling all details and negotiating the settlement of any and all claims of the Crew including, but not limited to, those arising out of accidents, sickness, death, loss of personal effects, or disputes under articles or contracts of enlistment, policies of insurance and fines;

(n)	keeping and maintaining all administrative and financial records relating to the Crew as required by Applicable Law and any labour or collective agreements of the Company, and rendering to the Company any and all reports when, as and in such form as requested by the Company; and

(o)	performing any other function in connection with the Crew as may be requested by the Company;

(collectively, the “Crew Management Services”).

3.4	Insurance

The Manager shall obtain, purchase and maintain insurance for each Vessel from third party providers for and on behalf of the Company against physical damage, total loss, third party liability and other risks normally insured against in accordance with industry practice, including:

(a)	usual hull and machinery marine risks (including crew negligence) and excess liabilities;

(b)	protection and indemnity risks (including pollution risks and Crew Insurances); and

(c)	war risks (including protection and indemnity and crew risks);

each in accordance with the best practice of prudent owners of vessels of a similar type to each Vessel, with insurance companies, underwriters or associations in amounts and on terms that are in accordance with industry practice and, in any event, are no less than the market value of the Vessel (and in the case of protection and indemnity coverage, entered for her full gross tonnage) (collectively, the “Insurances”).

The Manager shall pay on behalf of the Company all premiums and calls on the Insurances promptly and in any event by their due date. The Manager shall procure for and on behalf of the Company any such additional insurance required under the Credit Facilities, including arranging for any of the lenders, facility agent or security agent being named as “loss payee” or “additional insured” in accordance with the terms of the Credit Facilities. The Manager shall co-operate with the Company’s insurers and underwriters with respect to the investigation or settlement of claims by the Company or any third party under the Insurances, including taking the necessary steps to have repairs contemplated in Section 6.2(a) covered by the applicable insurance policy or policies.

3.5	Dry-Docking, Repairs and Improvements

(a)	General

Subject to Section 6.2, the Manager shall arrange, pay for and supervise the dry-dockings, repairs, alterations and maintenance of each Vessel to the standards required to ensure that each Vessel will comply, in all material respects, with the laws of the flag of such Vessel and of the places where such Vessel trades and all requirements and recommendations of the classification society. Notwithstanding the foregoing and subject to this Section 3.5, the Manager shall pay only for the costs and expenses associated with normally scheduled dry-docking and general and routine repairs, maintenance and alterations of the Vessels. The Company acknowledges that the Manager intends to allocate a portion of the Technical Services Fees of each Vessel toward the normally scheduled dry-docking costs and expenses of such Vessel and that the amount allocated will be based on a period of time specified and agreed to between the Company and the Manager (the “Dry-docking Allocation”). The Company shall make available to the Manager sufficient funds for such other dry-dockings, repairs, alterations and maintenance as described in Section 6.2.

(b)	Refund

If and to the extent the Company has paid to the Manager any amounts included in the Technical Services Fee that comprise the Dry-docking Allocation of such Vessel, and this Agreement is terminated for any reason or expires, or the Manager otherwise ceases to manage such Vessel under this Agreement, prior to the carrying out of such dry-docking the partial or full costs of which have been prepaid in the Technical Services Fee, the Manager shall refund to the Company the Dry-docking Allocation for such Vessel.

(c)	Major Expenditures Prior to Dry-docking

If and to the extent there is any major expenditure for repairing a Vessel where such cost or expense is not within Section 6.2 and may be repaired at the next normally scheduled dry-docking, but the Manager reasonably considers such repair should be performed prior to the next normally scheduled dry-docking and the Manager pays for such repair to be performed, and this Agreement is terminated for any reason or expires, or the Manager otherwise ceases to manage such Vessel under this Agreement, prior to the next normally scheduled dry-docking, the Company shall reimburse the Manager for the costs and expenses for such repair that the Manager has not yet recovered from the Dry-docking Allocation of the Technical Services Fees paid to the Manager.

3.6	Regulatory Compliance Services

The Manager shall operate and maintain the Vessels, in all material respects, in compliance with, and take all actions necessary to ensure that each Vessel is in compliance with, all Applicable Laws, including the laws of Hong Kong Special Administrative Region or such other flag as each Vessel may bear, the Applicable Laws of the countries to which the Vessels trade and with the requirements of the relevant classification society, the International Management Code for the Safe Operation of Ships and for Pollution Prevention as adopted by the International Maritime Organization (IMO) by resolution A.741(18), or any subsequent amendment thereto, and the International Ship and Port Facility Security Code adopted by the International Maritime Organization Assembly, as the same may have been or may be amended or supplemented from time to time.

4.	PRE-DELIVERY SERVICES

In addition to any Strategic Services (as defined in the IPO Management Agreement), the Manager shall provide to the Company the services set out in this Section 4.

4.1	Pre-delivery Services

The Manager shall oversee and supervise, in all material respects, the construction of the New Build or the acquisition of any Vessel to be purchased and made subject to this Agreement, as the case may be, prior to its delivery, including but not limited to the following, as applicable:

(a)	negotiating the ship building contract and specifications and related documentation;

(b)	attending to plan approval for the design of the New Build;

(c)	liaising with the ship builder and supervising the ship builder’s progress with respect to the New Build and reviewing the general operation and efficiency of the ship builder;

(d)	arranging for and supervising alterations and changes to the New Build;

(e)	overseeing construction to ensure the ship builder is constructing the New Build in accordance with the relevant ship building contract, design and specifications;

(f)	negotiating the purchase and sale agreement and related documentation;

(g)	liaising with classification societies, suppliers and other service providers;

(h)	procuring, supervising and managing suitably qualified Crew to test the New Build in the water prior to delivery;

(i)	attending to the purchasing and other activities related to the Pre-Delivery Purchases and Expenses; and

(j)	arranging for registration of the Vessel under the relevant flag and in accordance with Applicable Laws and registration of the Vessel with the relevant classification society and other authorities as may be required for obtaining trading, canal, and other marine certificates for the Vessel;

(collectively, the “Pre-delivery Services”).

4.2	Pre-delivery Purchases and Expenses

Prior to the delivery to the Company of any Vessel, the Company shall provide at its own expense, but at the recommendation of the Manager, the necessary stores, spares, lubricating oil, supplies, equipment and services related to the delivery of the Vessel (all of which shall be set out by the Manager in a pre-delivery budget for each Vessel and subject to the acknowledgment and consent of the Company) to ensure the seaworthiness and readiness for service of each such Vessel and shall pay for the fees associated with the relevant classification society or the registration of the Vessel in the name of the Company under the relevant flag (“Pre-delivery Purchases and Expenses”). For greater certainty, the Pre-delivery Purchases and Expenses may include items that are identified before or after delivery of the Vessel once the Manager has determined that such items are required for the safe and efficient operation of the Vessel so that it can be managed and operated as contemplated by this Agreement. The Manager shall arrange for and make such Pre-delivery Purchases and Expenses for and on behalf of the Company and the Company shall reimburse the Manager in accordance with Section 5.6.

4.3	Estimates and Consultation

The Manager shall consult with and obtain the approval of the Company with respect to all material decisions to be made regarding the New Build. The Manager shall also consult with the Company regarding, and provide to the Company an estimate of the cost of, the Pre-delivery Services and the various Pre-delivery Purchases and Expenses for any Vessel for approval by the Company reasonably in advance of such services being provided or such items being purchased.

If the actual cost of the Pre-delivery Services or any of the Pre-delivery Purchases and Expenses exceeds the previous estimate provided by the Manager by $50,000 or less, the Manager shall so advise the Company prior to settling payment of the relevant invoice. If the actual cost of the Pre-delivery Services or any of the Pre-delivery Purchases and Expenses exceeds the previous estimate provided by the Manager by more than $50,000, the Manager shall consult with and obtain the prior approval of the Company prior to incurring such costs.

5.	COMPENSATION

5.1	Initial Technical Services Fee

For the provision of the Technical Services between the commencement of this Agreement and December 31, 2008, the Company shall pay to the Manager in advance on a monthly basis the daily fixed fees per Vessel set out in Schedule A hereto (the “Initial Technical Services Fee”). This fee is all-inclusive and represents all costs to be paid to the Manager for the provision of the Technical Services; any related costs paid by the Manager in connection with the Technical Services shall not be passed through to or be reimbursed by the Company, except as set forth in Section 6.2 below. The Company and the Manager each acknowledge that the Initial Technical Services Fee for the Vessels represents the fair market value of providing the Technical Services for each Vessel as of the date hereof. The Technical Services Fee is payable regardless of whether the Vessels are subject to a Charter or whether the relevant Charterer has paid the relevant charter hire to the Company. However, in circumstances where the Vessel is off-hire (whether or not subject to a Charter), there shall be an appropriate downward adjustment to the Technical Services Fee for any decrease in variable costs during such period.

5.2	Adjustment to Initial Technical Services Fee

The Initial Technical Services Fee shall remain in effect until December 31, 2008, and thereafter will be adjusted every three years beginning January 1, 2009. Ninety (90) days prior to December 31, 2008 and the end of each successive three-year period thereafter, the Manager and the Company shall negotiate the fee for Technical Services for the successive three-year period (the “Adjusted Technical Services Fee”).

5.3	Technical Services Fees for New Vessels

If the Company acquires a Containership that is to be financed under the Credit Facilities, the Technical Services Fee in respect of that Containership shall be the same fee that is applicable to Vessels of the same size, unless there is a material and demonstrable difference in the operating costs associated with such Containership. If such a difference exists or if there are no Vessels of a similar size already owned by the Company, the Company and the Manager shall negotiate in good faith a fair market Technical Services Fee for that Containership. The Parties shall update Schedule A as required from time to time to reflect the Technical Services Fees for the newly acquired Containerships. For Containerships that were previously subject to this Agreement and are subsequently being returned to the engagement under this Agreement, the Technical Services Fee shall be that which was applicable prior to removal from this Agreement.

5.4	Dispute Resolution of Technical Services Fee

If the Company and the Manager are unable to agree on the Adjusted Technical Services Fee pursuant to Section 5.2 within forty-five (45) days prior to the end of the applicable calendar year or are unable to agree on the Technical Services Fee for a newly acquired Containership pursuant to Section 5.3, the Company and the Manager shall engage an independent arbitrator to determine the fair market value of providing the Technical Services to the Company for the Vessel or Vessels, as the case may be, in accordance with this Agreement (the “Fair Market Fee”). In determining the Fair Market Fee in respect of the Adjusted Technical Services Fee, the arbitrator will be provided with the proposed terms of the Adjusted Technical Services Fee discussed between the Company and the Manager in the prior 45-day period, all the relevant historical information regarding the Vessels for the previous three-year period, the anticipated costs of operating and managing such Vessels for the next three-year period and any other information that the Company or the Manager may deem relevant. In determining the Fair Market Fee in respect of any newly acquired vessel, the arbitrator will be provided with the proposed Technical Services Fee of such vessel as discussed between the Company and the Manager, the anticipated costs of operating and managing such vessel for the next three-year period and any other information that the Company or the Manager may deem relevant. The arbitrator shall determine the Fair Market Fee within thirty (30) days of its engagement and furnish the Company and the Manager with its determination, and the Adjusted Technical Services Fee for the ensuing three-year period, in the case of Section 5.2, or the Technical Services Fee for relevant period, in the case of a newly acquired vessel pursuant to Section 5.3, shall be the Fair Market Fee as determined by the arbitrator.

Solely in the case of the Adjusted Technical Services Fee for the three-year period commencing January 1, 2009, the Adjusted Technical Services Fee shall be the greater of (a) the Fair Market Fee determined by the arbitrator; and (b) the Initial Technical Services Fee. During all other periods, the Adjusted Technical Services Fee shall be the Fair Market Fee determined by the arbitrator. The fees and expenses of the arbitrator shall be paid by the Company and the Manager in equal proportions.

5.5	Incentive Shares

Under the IPO Management Agreement, the Manager was engaged to provide certain Strategic Services (as defined therein), which services included certain Pre-delivery Services as set out herein. In respect of such Strategic Services, which were subcontracted to the Advisor, the Advisor received 100 Incentive Shares having an aggregate purchase price of $1,000. The Company, the Manager and the Advisor each acknowledge that the Incentive Shares were issued to the Advisor, in part, as consideration for the provision of the Pre-Delivery Services hereunder.

5.6	Reimbursement for Expenses for Pre-delivery Services

The Company shall reimburse the Manager for: (a) all of the reasonable direct costs and expenses incurred by the Manager and its Affiliates in providing the Pre-delivery Services, including the Pre-Delivery Purchases and Expenses; and (b) all reasonable and necessary costs and expenses incurred by the Manager and its Affiliates that are allocable to the provision of the Pre-delivery Services to the Company (including the allocable Employment Expenses associated with officers and employees of the Manager and its Affiliates to the extent that they provide such Pre-delivery Services to the Company for the Manager pursuant to this Agreement). If any of the costs and expenses are incurred pursuant to the provision of services the benefit of which will be shared among or realized by the Company, the Manager and another Person or Persons, the reimbursement of such costs and expenses shall be apportioned accordingly and the Manager shall promptly notify the Company of such apportionment.

5.7	Invoicing

The Manager shall in good faith determine the expenses related to the Pre-delivery Services that are allocable to the Company in any reasonable manner determined by the Manager and shall provide to the Company on a monthly basis an invoice for the costs and expenses to be reimbursed under Section 5.6, which invoice will contain a description in reasonable detail of the costs and expenses that comprise the aggregate amount of the payment being invoiced. The Manager shall maintain the records of all costs and expenses incurred, including any invoices, receipts and supplementary materials as are necessary or proper for the settlement of accounts between the Parties. The Company shall pay such invoices within thirty (30) days of receipt, unless the invoice is being disputed in accordance with this Agreement.

5.8	Dispute of Invoice

If the Company, in good faith, disputes the amount of the invoice, the Company shall give written notice of such dispute on or before the due date with respect to all or any portion of the relevant invoice, with the particulars of such dispute. Upon receipt of such notice, the Manager shall furnish the Company with additional supporting documentation to reasonably substantiate the amount of the invoice. Upon delivery of such additional documentation, the Company and the Manager shall cooperate in good faith and use their reasonable best efforts to resolve such dispute. If they are unable to resolve their dispute within ten (10) Business Days of the delivery of such additional supporting information, then the dispute shall be referred for resolution to a firm of independent accountants of nationally recognized standing reasonably satisfactory to each of the Manager and the Company (the “Accounting Referee”), which shall determine the disputed amounts within thirty (30) days of the referral of such dispute to such Accounting Referee. The determination of the Accounting Referee shall not require the Company to pay more than the amount in dispute nor require the Manager to return any amount previously paid by the Company. The fees and expenses of the Accounting Referee shall be borne equally by the Company and the Manager. If any dispute is resolved in favour of the Manager, the Company shall make payment to the Manager within ten (10) days of resolution of the dispute. Notwithstanding the foregoing, in no event shall the Company be entitled to withhold any amounts other than those portions of the applicable payment that are in dispute.

5.9	Direction to Pay

By written notice to the Company, the Manager shall direct the Company to pay any amounts owing under this Agreement to an Affiliate of the Manager, pursuant to a subcontract of any provisions of this Agreement, directly to such Affiliate. The Manager hereby directs that the Technical Services Fee be paid by the Company directly to the Ship Manager.

5.10	Payments from Operating Account of Company

The Company shall ensure that all charter hire associated with the Charters is paid by the Charterer into one or more operating accounts of the Company. Unless otherwise instructed by the Company, the Manager shall instruct the financial institutions at which the account or accounts have been established to pay from the relevant operating account: (1) on the first Business Day of each month to the bank account of the Ship Manager that the Ship Manager designates the amount of the Technical Services Fee; and (2) amounts outstanding under the Credit Facilities as and when required under the Credit Facilities.

6.	LIABILITY OF THE MANAGER; INDEMNIFICATION

6.1	Liability of the Manager

The Manager shall not be liable whatsoever to the Company for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with arrest, detention of or delay to any Vessel) and arising from the Management Services unless and to the extent that such loss, damage, delay or expense resulted from:

(a)	the fraud, gross negligence, recklessness or wilful misconduct of the Manager or any of the Manager Entities or any of their employees, agents or sub-contractors (“Manager Misconduct”); or

(b)	any breach of this Agreement by the Manager or any of the Manager Entities.

6.2	Extraordinary Costs and Capital Expenditures

Notwithstanding anything to the contrary in this Agreement, the Manager shall not be responsible for paying any costs, liabilities and expenses in respect of a Vessel to the extent that such costs, liabilities and expenses are “extraordinary”, which consist of the following:

(a)	repairs, refurbishment or modifications resulting from maritime accidents, collisions, other accidental damage or unforeseen events (except to the extent that such accidents, collisions, damage or events are due to Manager’s Misconduct unless and to the extent otherwise covered by insurance);

(b)	unscheduled or non-routine dry-docking of a Vessel;

(c)	any improvement, upgrade or modification to, structural changes with respect to or the installation of new equipment aboard any Vessel that results from a change in, an introduction of new, or a change in the interpretation of Applicable Laws, at the recommendation of the classification society for that Vessel or otherwise;

(d)	any increase in Crew Employment and Support Expenses resulting from an introduction of new, or a change in the interpretation of, Applicable Laws; or

(e)	any other similar costs, liabilities and expenses that were not reasonably contemplated by the Company and the Manager as being encompassed by or a component of the Technical Services Fee at the time the Technical Services Fee was determined.

6.3	Manager Indemnification

The Company shall indemnify and save harmless each Manager Entity and its respective current and former directors, officers, employees, subcontractors and current and future Affiliates (the “Manager Indemnified Persons”) from and against any and all Losses incurred or suffered by the Manager Indemnified Persons by reason of, resulting from, in connection with, or arising in any manner whatsoever out of or in the course of their performance of this Agreement or a Legal Action brought or threatened against such Manager Indemnified Persons in connection with their performance of this Agreement, other than for any Losses related to:

(a)	any liabilities or obligations that the Manager has agreed to pay or for which the Manager is otherwise responsible under this Agreement;

(b)	Manager Misconduct; or

(c)	any breach of this Agreement by the Manager or any of the Manager Entities.

6.4	Company Indemnification

The Manager shall indemnify and save harmless each Company Group Member and its respective current and former directors, officers, employees, subcontractors and current and future Affiliates (the “Company Indemnified Persons”) from and against any and all Losses incurred or suffered by the Company Indemnified Persons related to:

(a)	any liabilities or obligations that the Manager has agreed to pay or for which the Manager is otherwise responsible under this Agreement;

(b)	Manager Misconduct; or

(c)	any breach of this Agreement by the Manager or any of the Manager Entities.

6.5	Limitation Regarding Crew

Notwithstanding anything to the contrary in this Agreement, the Manager shall not be liable for any of the actions of the Crew, even if such actions are negligent, grossly negligent or wilful, except only to the extent that they are shown to have resulted from a failure by the Manager to discharge its obligations under Section 3.3, in which case its liability shall be determined in accordance with the terms of this Section 6.

7.	TERM AND TERMINATION

7.1	Initial Term

The initial term of this Agreement commences on May 18, 2007 and ends on December 31, 2025, unless terminated earlier pursuant to this Agreement (the “Initial Term”).

7.2	Renewal Term

This Agreement shall, without any further act or formality on the part of any Parties, on the expiration of the Initial Term, or any Renewal Term, be automatically renewed for a further term of five (5) years (each a “Renewal Term”) unless notice of termination is given by the Company to the Manager in accordance with Section 7.3.

7.3	Termination for Breach

This Agreement may be terminated:

(a)	by the Company if, at any time, there has been a material breach of this Agreement by the Manager and the matter is unresolved after ninety (90) days pursuant to the dispute resolution process in Section 8 (“Manager Breach”); and

(b)	by the Manager if, at any time, there has been a material breach of this Agreement by the Company and the matter is unresolved after ninety (90) days pursuant to the dispute resolution process in Section 8 (“Company Breach”).

7.4	Other Termination

This Agreement may also be terminated by the Company or the Manager in the same manner that the IPO Management Agreement may be terminated, with the same notice or cure periods as applicable. Sections 10.3(b) to (h), Section 10.4(a) and Section 10.5 of the IPO Management Agreement shall apply to this Agreement mutatis mutandis, and the term “Agreement” as used in those sections shall mean this Agreement. Any notice of termination given under the IPO Management Agreement shall be deemed to be given in respect of this Agreement as well. This Agreement shall terminate automatically and immediately if and when the IPO Management Agreement is terminated for any reason whatsoever.

7.5	Effects of Termination, Expiry or Cessation of Management

(a)	Option of Company

If the Manager terminates this Agreement pursuant to Section 7.4 of this Agreement but with reliance on Section 10.4(a) of the IPO Management Agreement,

(1)	the Company shall have the option to require the Manager to continue to provide Technical Services to the Company at the Fair Market Fee for up to an additional two-year period from the date of termination of this Agreement, provided that the Manager or any of its Affiliates continues in the business of providing such services to third parties for similar types of vessels; and

(2)	the omnibus agreement dated August 8, 2005 shall remain in effect and binding on the parties thereto for a two-year period from the date of termination of this Agreement.

(b)	Liability after termination

Upon lawful termination or expiry of this Agreement, this Agreement shall be void and there shall be no liability on the part of any Party (or their respective officers, directors or employees) except that the obligation of the Company to pay to the Manager or its Affiliates the amounts accrued but outstanding under Section 5 and the terms and conditions set forth in Sections 6, 7.5 and 9.3 shall survive such termination.

(c)	Return of Vessels

After a written notice of termination has been given under this Section 7 or upon expiry, the Company may direct the Manager to, at the cost of the Company, undertake any actions reasonably necessary to transfer any aspect of the possession or control of the Vessels to the Company or to any nominee of the Company and to do all other things reasonably necessary to bring the appointment of the Manager hereunder to an end at the appropriate time, and the Manager shall comply with all such reasonable directions. Upon termination or expiry of this Agreement, the Manager shall deliver to any new manager or the Company any Books and Records in respect of the Vessels held by the Manager under this Agreement and shall execute and deliver such instruments and do such things as may reasonably be required to permit the new manager of the Company to assume its responsibilities.

(d)	Stores and Equipment

Upon termination for any reason whatsoever or expiry of this Agreement or upon the Manager otherwise ceasing to manage a Vessel under this Agreement, at the time of such termination, expiry or cessation, the Manager shall either: (i) return the Vessel to the Company with materially the same level and complement of Stores and Equipment as required to continue operating the Vessel in accordance with customary ship operation and practice that a prudent owner of a vessel such as the Vessel would deem reasonably necessary, taking into account reasonable wear and tear; or (ii) pay to the Company an amount representing the equivalent thereof at the option of the Company, (such amount to be proposed by the Manager and approved by the Company). If the Vessel is to be scrapped immediately following such termination, expiry or cessation, the Manager shall be required to make the payment contemplated in (ii) above. Until any of the foregoing events arise, the Manager shall have no obligation to the Company to account for any diminution in value of the Stores and Equipment.

7.6	Nature of the Agency

Except as specifically set forth in Section 7 of this Agreement, this Agreement and the engagement of the Manager hereunder may not be terminated by the Company, which acknowledges that the Manager and its Affiliates have an on-going interest in the Company, its Containership business and the agency relationship created by this Agreement. The agency relationship created hereunder is an agency coupled with the interest of the Manager and its Affiliates as more fully described in the Recitals to this Agreement and the IPO Management Agreement.

8.	DISPUTE RESOLUTION

8.1	Notice of Dispute

If a dispute or disagreement arises among the Parties with respect to any provision of this Agreement (other than Section 5.8), including its interpretation or the performance of a Party under this Agreement, and any circumstance where (a) the Company in good faith believes that a Manager Breach has occurred or is reasonably likely to occur or (b) the Manager in good faith believes that a Company Breach has occurred or is reasonably likely to occur (each a “Dispute”), any Party may, or the Party alleging such breach shall, deliver written notice to the other Party. Such notice shall contain in detail the specific facts and circumstances relating to the Dispute. Each Party shall designate an individual to negotiate and resolve the Dispute (each a “Designated Representative” and together, the “Designated Representatives”). The Designated Representatives shall in good faith attempt to resolve the matter within a thirty (30) day period from the date of the notice referred to above. If any Designated Representative intends to be accompanied by counsel at any meeting, such Designated Representative shall give the other Designated Representative at least three (3) Business Days’ notice. All discussions and negotiations pursuant to this Section 8 shall be confidential but without prejudice to settlement negotiations.

8.2	Mediation

If a Dispute is not resolved by the Designated Representatives after the thirty (30) days provided in Section 8.1, any of the affected Parties shall refer the matter to mediation, such mediator to be mutually agreed upon by the Parties, and such mediator shall be instructed to:

(a)	review the terms of the Dispute and the position of the Parties;

(b)	consider the terms of and context of this Agreement; and

(c)	render a non-binding report within sixty (60) days of the appointment of the mediator (the “Mediator’s Report”) or such later date as to which the Parties may agree.

The Parties shall consider the Mediator’s Report and may decide, unanimously, to make it a binding report. If the mediator is not able to facilitate a binding agreement between the Parties, the Dispute is not resolved to the satisfaction of the Parties as a result of the Mediator’s Report or a mediator cannot be chosen mutually by the Parties, this Agreement is breached and the Parties may commence legal proceedings in the Supreme Court of British Columbia in the City of Vancouver.

9.	GENERAL

9.1	Assignment

The Parties may not assign any of their rights under this Agreement in whole or in part without the prior written consent of the other Parties, which consent may be arbitrarily withheld.

9.2	Force Majeure

None of the Parties shall be under any liability for any failure to perform any of their obligations hereunder if any of the following occurs (each a “Force Majeure Event”):

(a)	any event, cause or condition which is beyond the reasonable control of any or all of the Parties and which prevents any or all of the Parties from performing any of its obligations under this Agreement;

(b)	acts of God, including fire, explosions, unusually or unforeseeably bad weather conditions, epidemic, lightning, earthquake, tsunami or washout;

(c)	acts of public enemies, including war or civil disturbance, vandalism, sabotage, terrorism, blockade or insurrection;

(d)	acts of a governmental entity, including injunction or restraining orders issued by any judicial, administrative or regulatory authority, expropriation or requisition;

(e)	government rule, regulation or legislation, embargo or national defence requirement; or

(f)	labour troubles or disputes, strikes or lockouts, including any failure to settle or prevent such event which is in the control of any Party.

A Party shall give written notice to the other Party promptly upon the occurrence of a Force Majeure Event.

9.3	Confidentiality

Each Party agrees that, except with the prior written consent of the other Party, it shall at all times keep confidential and not disclose, furnish or make accessible to anyone (except to employees, agents and professional advisors in the ordinary course of business) any confidential or proprietary information, knowledge or data concerning or relating to the other Party and to the business or financial affairs of the other Party to which it has been or shall become privy by reason of this Agreement, except for any (a) disclosure required by judicial or administrative process (including discovery for litigation), (b) information that becomes publicly available through no fault of it or otherwise ceases to be confidential, (c) information required by law or applicable stock exchange rules to be disclosed, or (d) disclosure made to a Person under a binding confidentiality agreement in favour of the Party whose confidential or proprietary information is being disclosed.

9.4	Notices

Each notice, consent or request required to be given to a Party pursuant to this Agreement must be given in writing. A notice may be given by delivery to an individual or by fax, and shall be validly given if delivered on a Business Day to an individual at the following address, or, if transmitted on a Business Day, by fax addressed to the following Party:

(a) if to Seaspan Corporation:			(b) if to Seaspan Management Services Limited:

Address:	Unit 2, 7th Floor, Bupa Centre 141 Connaught Road West Hong Kong F4 00000 China	Address:	Clarendon House 2 Church Street Hamilton, HM 11 Bermuda
Attention:	Chief Financial Officer	Attention:	Managing Director
Fax No.:	(852) 2540-1689	Fax No.:	(441) 278-9977

(c) if to Seaspan Advisory Services Limited:		(d) if to Seaspan Ship Management Ltd. or Seaspan Crew Management Ltd.:

Address:	Clarendon House 2 Church Street Hamilton, HM 11 Bermuda	Address:	2600 - 200 Granville Street Vancouver, British Columbia V6C 1S4 Canada
Attention:	Chief Executive Officer	Attention:	Chief Financial Officer
Fax No.:	(441) 278-9977	Fax No.:	(604) 638-2595

or to any other address, fax number or individual that the Party designates. Any notice

(a)	if validly delivered on a Business Day, shall be deemed to have been given when delivered;

(b)	if validly transmitted by fax before 3:00 p.m. (local time at the place of receipt) on a Business Day, shall be deemed to have been given on that Business Day; and

(c)	if validly transmitted by fax after 3:00 p.m. (local time at the place of receipt) on a Business Day, shall be deemed to have been given on the next Business Day after the date of the transmission.

9.5	Third Party Rights

The provisions of this Agreement are enforceable solely by the Parties to this Agreement, and no shareholder, employee, agent of any Party or any other Person shall have the right, separate and apart from the Parties hereto, to enforce any provision of this Agreement or to compel any Party to this Agreement to comply with the terms of this Agreement.

9.6	No Partnership

Nothing in this Agreement is intended to create or shall be construed as creating a partnership or joint venture, and this Agreement shall not be deemed for any purpose to constitute any party a partner of any other Party to this Agreement in the conduct of any business or otherwise or as a member of a joint venture or joint enterprise with any other Party to this Agreement.

9.7	Severability

Each provision of this Agreement is several. If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision shall not affect:

(a)	the legality, validity or enforceability of the remaining provisions of this Agreement; or

(b)	the legality, validity or enforceability of that provision in any other jurisdiction;

except that if:

(c)	on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision shall be deemed also to be invalid or unenforceable; or

(d)	as a result of the determination by a court of competent jurisdiction that any part of this Agreement is unenforceable or invalid and, as a result of this Section 9.7, the basic intentions of the Parties in this Agreement are entirely frustrated, the Parties shall use all reasonable efforts to amend, supplement or otherwise vary this Agreement to confirm their mutual intention in entering into this Agreement.

9.8	Governing Law and Jurisdiction

This Agreement is governed exclusively by, and is to be enforced, construed and interpreted exclusively in accordance with, the laws of British Columbia, which are deemed to be the proper law of the Agreement. Each Party shall submit to the exclusive jurisdiction of the Supreme Court of British Columbia and all courts having appellate jurisdiction thereover in any suit, action or other proceeding arising out of or relating to this Agreement commenced in such court by any Party against any other Party or Parties, and each Party waives and shall not assert by way of motion as a defence or otherwise in any such action, any claim that:

(a)	such Party is not subject to the jurisdiction of such Court;

(b)	such action is brought in an inconvenient forum;

(c)	the venue of such action is improper; or

(d)	any subject matter of such action may not be enforced in or by such Court;

and shall not seek and hereby waives any suit or action brought to obtain a judgment for the recognition or enforcement of any final judgment rendered in an action and review, other than by way of appeal, in any court of any other jurisdiction of or pertaining to the merits of any action, whether or not such Party appears in or defends the action.

9.9	Binding Effect

This Agreement is binding upon and inures to the benefit of the Parties hereto and their successors but shall not be assignable except as provided in Section 9.1.

9.10	Amendment and Waivers

No amendment, supplement, restatement or termination of any provision of this Agreement is binding unless it is in writing and signed by each Person that is a Party to this Agreement at the time of the amendment, supplement, restatement or termination.

9.11	Entire Agreement

This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

9.12	Waiver

No failure by any Party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition.

9.13	Counterparts

This Agreement may be executed in any number of counterparts, all of which together shall constitute one agreement binding on the Parties hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties hereto as of the date first above written.

SEASPAN CORPORATION		SEASPAN MANAGEMENT SERVICES LIMITED

By:	/s/ Gerry Wang	By:	/s/ Graham Porter
Name:	Gerry Wang	Name:	Graham Porter
Title:	Chief Executive Officer	Title:	Managing Director and Deputy Chairman

SEASPAN ADVISORY SERVICES LIMITED		SEASPAN SHIP MANAGEMENT LTD.

By:	/s/ Graham Porter	By:	/s/ Sai Chu
Name:	Graham Porter	Name:	Sai Chu
Title:	Chief Executive Officer	Title:	Chief Financial Officer

SEASPAN CREW MANAGEMENT LTD.

By:	/s/ Sai Chu
Name:	Sai Chu
Title:	Chief Financial Officer

SCHEDULE A

VESSELS AND INITIAL TECHNICAL SERVICES FEES1

The following table lists the Vessels that are under construction for the Company with the applicable Initial Technical Services Fees.

Vessel Name or Builder’s Hull No. and TEU	TEU	Charterer	Contracted Delivery Date	Initial Technical Services Fees (US$) per day	Intended Flag
1970	5100	Mitsui O.S.K. Lines Ltd.	April 20, 2009	4,800	Hong Kong
1971	5100	Mitsui O.S.K. Lines Ltd.	August 5, 2009	4,800	Hong Kong
1972	5100	Mitsui O.S.K. Lines Ltd.	November 20, 2009	4,800	Hong Kong
1973	5100	Mitsui O.S.K. Lines Ltd.	December 23, 2009	4,800	Hong Kong

[1]	Schedule as of May 18, 2007